[LOGO]Celanese


                                  Celanese AG          Frankfurter Str. 111
                                  Investor Relations   D-61476 Kronberg
Investor Information




May 13, 2004 - U.S. dollar report on the first
quarter 2004                                           Andrea Stine
                                                        Phone: +1 908 522 7784
                                                        Fax: +1 908 522 7583
                                                        A.Stine@Celanese.com

Celanese's net earnings increase, operating            Oliver Stratmann
profit declines                                         Phone: +49 69 305 4139
                                                        Fax: +49 69 305 83195
                                                        O.Stratmann@Celanese.com

o     Volumes increase in all businesses

o Operating profit decreases on higher raw material costs, charges related to the Blackstone tender offer and stock appreciation rights

o Diluted earnings per share increases to $1.35 due to discontinued operations


Dear Shareholder,


      In the first quarter of 2004, all of Celanese's businesses experienced strong volume growth compared to the same quarter last year. We benefited from stepped up activity in some of our markets, such as electrical/electronics, new applications for our technical polymers and food ingredients, and tight supply conditions in the acetyl products markets. Operating profit declined, however, due to higher raw material and energy costs, special charges and the absence of income from stock appreciation rights, which were partially offset by favorable currency effects.

      As a result of these factors, earnings from continuing operations were $44 million, or $0.89 per share, compared to $63 million, or $1.26 per share, in the comparable period in 2003. Net earnings increased to $67 million, or $1.35 per diluted share, from $55 million, or $1.10 per share, due to earnings of $23 million from discontinued operations resulting mainly from the sale of the acrylates business.

Page: 2 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Operating profit declined to $35 million from $71 million in the same quarter last year. Costs for most raw materials, especially natural gas, rose during the quarter. Price increases in the Chemical Products segment were offset by decreases in the other segments. We recorded $28 million of special charges largely relating to fees for advisory services associated with the tender offer by a subsidiary of The Blackstone Group ("Blackstone"). Operating profit in the first quarter of 2003 benefited from $18 million of income associated with stock appreciation rights.

      Net sales increased 9% to $1,243 million due to volume increases and favorable currency effects, resulting mainly from the stronger euro versus the U.S. dollar. Volume increases were particularly strong in our Acetate Products and Technical Polymers Ticona segments. These factors were partially offset by the transfer of the European oxo business to a joint venture in the fourth quarter of 2003.

      Earnings from continuing operations before tax and minority interests declined to $63 million from $94 million in the same period last year due to lower operating profit.

      Trade working capital increased by 9% to $706 million from $649 million in the fourth quarter last year. The increase is largely the result of higher trade receivables resulting from stronger sales during the first quarter of 2004 compared to the fourth quarter of 2003. Inventory remained relatively flat and trade payables increased slightly.

      In the first quarter, we completed the divestiture of the acrylates business to The Dow Chemical Company ("Dow"). Having started with the organizational redesign of the Ticona business, we have extended our review to include our Chemical Products segment as well as the Corporate and Shared Services organizations and expect to incur expenses relating to these optimization efforts later this year.

      Chief Executive Officer Claudio Sonder announced his intention to retire when his contract expires at the end of October. David Weidman, vice chairman and chief operating officer, was named to succeed him. Perry Premdas, chief financial officer, announced his plans to leave the company when his contract expires at the end of October. A search is underway for his successor.

      In response to greater demand for Ticona's technical polymers, we announced two projects to expand manufacturing capacity. Ticona plans to increase production of polyacetal in North America by about 20%, raising total capacity to 102,000 tons per year at our Bishop, Texas facility by the end of 2004. Fortron Industries, a joint venture of Ticona and Kureha Chemicals Industries, plans to increase the capacity of its Fortron(R) polyphenylene sulfide plant in Wilmington, North Carolina, by 25 percent by the end of 2005. In Chemical Products, site preparation and procurement activities related to the construction of the acetic acid plant in Nanjing, China continue, with anticipated start-up in 2006.

Page: 3 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Celanese entered a new phase in April with the completion of Blackstone's tender offer. The tender offer was accepted by shareholders owning 84.32% of the company's outstanding shares (excluding treasury shares). With Blackstone's support, Celanese will have greater resources to pursue its growth and productivity strategies.

      As a result of the new shareholder structure, the shareholder representatives of Celanese's Supervisory Board resigned and a new slate of shareholder representatives has been nominated for shareholder approval at the annual general meeting on June 15. In reaction to substantially decreased trading volumes on the New York Stock Exchange ("NYSE"), the company submitted filings with the NYSE and the U.S. Securities and Exchange Commission necessary to de-list the company's shares from the exchange. The trading of the company's shares on the NYSE is expected to cease in the second quarter of 2004.

      We began the process of entering into a domination and profit and loss transfer agreement with Blackstone. This agreement will allow Blackstone to control the management and share in the profits and losses of Celanese. This agreement will provide for minority shareholders to receive a fixed guaranteed dividend or fair cash compensation for their shares as determined according to German law. The agreement is subject to approval by Celanese's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese, expected to convene in the third quarter of 2004.

      As a result of the completion of the tender offer, certain of our available sources of liquidity were terminated and replaced with alternative financing arranged by Blackstone. The new financing structure will lead to higher levels of borrowings and interest costs in the second half of 2004. The tender offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. At this time, we are unable to determine what effect this limitation would have on the deferred tax assets attributable to this carryforward and the company's effective tax rate.

Page: 4 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Basis of Presentation

      Resegmentation: In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change in how the company manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement expenses associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

      On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of $12 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

      Discontinued Operations: Celanese divested its nylon business (formerly in the Ticona segment) in the fourth quarter of 2003 and the acrylates business (formerly in the Chemical Intermediates segment) in the first quarter of 2004. The results of these divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

      Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of $1 million was recorded as the cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

      In January 2003, and subsequently revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs"), which are defined in FIN 46 as entities having equity that is not sufficient to permit the entity to finance its activities without additional financial support; or, whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be primary beneficiary is required to consolidate the VIE. At December 31, 2003, Celanese recorded $44 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity did not have a material impact on Celanese's results of operations and cash flows for the first quarter of 2004.

Page: 5 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited, are based on internal financial data furnished to management. Quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

      Reconciliation of Non-GAAP Measures: In an effort to provide investors with additional information regarding the company's results as determined by GAAP, Celanese also discloses trade working capital and net debt, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined, using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

Page: 6 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

Financial Highlights(1)


Statement of Operations Data:
                                                                                        Chg.
in $ millions                                            Q1 2004       Q1 2003          in %
--------------------------------------------------------------------------------------------
Net sales                                                  1,243         1,137            9
Special charges                                              (28)           (1)        >100
Operating profit                                              35            71          -51
Earnings from continuing operations before tax
 and minority interests                                       63            94          -33
Earnings from continuing operations                           44            63          -30
Earnings (loss) from discontinued operations                  23            (7)        n.m.
Net earnings                                                  67            55           22

Diluted earnings per share (EPS in $)(2):
  Earnings from continuing operations                       0.89          1.26          -29
  Earnings (loss) from discontinued operations              0.46         (0.14)        n.m.
  Net earnings                                              1.35          1.10           23
Diluted average shares outstanding (thousands)            49,712        49,817            0
------------------------------------------------------------------------------

Balance Sheet Data:                                       Mar 31        Dec 31
in $ millions                                               2004          2003
------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates          798           722           11
Plus: Inventories                                            507           517           -2
Less: Trade payables - third party and affiliates            599           590            2
------------------------------------------------------------------------------
Trade working capital                                        706           649            9

Short-term borrowings and current installments of
 long-term debt                                              279           148           89
Plus: Long-term debt                                         308           489          -37
------------------------------------------------------------------------------
Total debt                                                   587           637           -8
Less: Cash and cash equivalents                               93           148          -37
------------------------------------------------------------------------------
Net debt                                                     494           489            1

Total assets                                               6,607         6,819           -3
Shareholders' equity                                       2,616         2,587            1
--------------------------------------------------------------------------------------------


Other Data:                                                                            Chg.
in $ millions                                            Q1 2004       Q1 2003         in %
--------------------------------------------------------------------------------------------
Operating margin(3)                                          2.8%          6.2%
Earnings from continuing operations before tax
 and minority interests as a percentage of net sales         5.1%          8.3%
Depreciation and amortization expense                         72            70            3
Capital expenditures                                          44            41            7
Number of employees on a continuing basis
 (end of period) in thousands                                9.3          10.1           -8
--------------------------------------------------------------------------------------------

(1)   Refer to "Basis of Presentation"

(2) Per-share data are based on diluted average shares outstanding in each period

(3)   Defined as operating profit (loss) as a % of net sales

      n.m.  = not meaningful

Page: 7 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Operations
                                                                                    Chg
in $ millions                                           Q1 2004      Q1 2003        in %
----------------------------------------------------------------------------------------
Net sales                                                 1,243        1,137           9
  Cost of sales                                          (1,019)        (936)          9
-----------------------------------------------------------------------------
Gross profit                                                224          201          11


  Selling, general and administrative expense              (137)        (108)         27
  Research and development expense                          (23)         (20)         15
  Special charges                                           (28)          (1)       >100
  Foreign exchange loss                                       0           (1)       -100
  Gain (loss) on disposition of assets                       (1)           0        n.m.
-----------------------------------------------------------------------------
Operating profit                                             35           71         -51


  Equity in net earnings of affiliates                       12           10          20
  Interest expense                                           (6)         (12)        -50
  Interest income                                             5            6         -17
  Other income (expense), net                                17           19         -11
-----------------------------------------------------------------------------
Earnings from continuing operations
  before tax and minority interests                          63           94         -33


  Income tax provision                                      (19)         (31)        -39
-----------------------------------------------------------------------------
Earnings from continuing operations
  before minority interests                                  44           63         -30


  Minority interests                                          0            0           0
-----------------------------------------------------------------------------
Earnings from continuing operations                          44           63         -30


  Earnings (loss) from operation of discontinued
    operations (including gain on disposal of
      discontinued operations)                                9          (10)       n.m.
  Related income tax benefit                                 14            3        >100
-----------------------------------------------------------------------------
  Earnings (loss) from discontinued operations               23           (7)       n.m.
  Cumulative effect of changes in acct. principles(1)         0           (1)       -100
-----------------------------------------------------------------------------
Net earnings                                                 67           55          22
----------------------------------------------------------------------------------------



Earnings (loss) per Share (EPS)(2)
----------------------------------------------------------------------------------------
                                                                                    Chg
in $                                                    Q1 2004      Q1 2003        in %
----------------------------------------------------------------------------------------
Basic EPS:
Earnings from continuing operations                        0.89         1.26         -29
Earnings (loss) from discontinued operations               0.47        (0.14)       n.m.
Cum. effect of changes in accounting principles(1)         0.00        (0.02)
-----------------------------------------------------------------------------
Net earnings                                               1.36         1.10          24
Basic average shares outstanding (thousands)             49,321       49,817          -1


Diluted EPS:
Earnings from continuing operations                        0.89         1.26         -29
Earnings (loss) from discontinued operations               0.46        (0.14)       n.m.
Cum. effect of changes in accounting principles(1)         0.00        (0.02)
-----------------------------------------------------------------------------
Net earnings                                               1.35         1.10          23
Diluted average shares outstanding (thousands)           49,712       49,817           0
----------------------------------------------------------------------------------------

(1)   Refer to "Basis of Presentation"

(2) Per-share data are based on weighted average shares outstanding in each period

      n.m.  = not meaningful

Page: 8 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

      In the first quarter of 2004, net sales increased by 9% to $1,243 million compared to $1,137 million for the same period in 2003. This increase is primarily due to favorable currency effects relating mainly to the stronger euro versus the U.S. dollar in 2004 as well as volume increases in all the segments. These factors were partially offset by the transfer of the European oxo business to a joint venture in the fourth quarter of 2003.

      Cost of sales increased by $83 million to $1,019 million in the first quarter 2004 from $936 million in the comparable period last year, primarily reflecting higher raw materials costs, increased volumes and the effects of currency movements. The absence of the European oxo business partly offset these factors. Cost of sales as a percentage of net sales remained flat at 82%.

      Selling, general and administrative expense increased by $29 million to $137 million compared to $108 million for the same period last year. Unlike the first quarter of 2003, the comparable period in 2004 did not benefit from $16 million of income from stock appreciation rights. Unfavorable currency movements also contributed to this increase.

      Special charges of $28 million recorded in the quarter primarily represents expenses for advisory services related to the tender offer by Blackstone.

      Operating profit declined in the first quarter of 2004 to $35 million compared to $71 million in the first quarter of 2003. The favorable effects of higher volumes and favorable currency movements were offset by higher raw material costs, special charges and the absence of income from stock appreciation rights. Operating profit declined also due to $10 million of spending associated with productivity initiatives, primarily in the Chemical Products segment. Stock appreciation rights had no effect on operating profit in the first quarter of 2004, as the share price remained relatively flat whereas in the first quarter of 2003, operating profit included $18 million of income as a result of a decline in the share price.

      In the first quarter, interest expense decreased by $6 million to $6 million compared to $12 million for the same period in 2003 primarily due to lower average debt levels.

      Other income (expense), net decreased by $2 million to $17 million for the first quarter 2004 compared to $19 million for the comparable period last year. Dividend income remained flat at $14 million in the first quarter of 2004 compared to the same period in 2003.

      Celanese recognized income tax expense of $19 million based on an annual effective tax rate of 30% in the first quarter of 2004 compared to $31 million based on an annual effective tax rate of 33% for the same period in 2003. The decrease in the annual effective tax rate is the result of higher than expected earnings in low tax jurisdictions.

Page: 9 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

      Earnings (loss) from discontinued operations increased by $30 million to earnings of $23 million for the first quarter 2004 compared to a loss of $7 million for the comparable period last year, reflecting primarily an $14 million gain and a $12 million tax benefit associated with the sale of the acrylates business in 2004. The tax benefit is mainly attributable to the utilization of a capital loss carryover benefit that had been previously subject to a valuation allowance.

      Net earnings increased to $67 million, or $1.35 per diluted share, compared to net earnings of $55 million, or $1.10 per share, in the first quarter of 2003.

Page: 10 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Balance Sheets
                                                            Mar 31      Dec 31
in $ millions                                                 2004        2003
--------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                     93         148
  Receivables, net:
   Trade receivables, net - third party and affiliates         798         722
   Other receivables                                           566         589
  Inventories                                                  507         517
  Deferred income taxes                                         69          67
  Other assets                                                  38          52
  Assets of discontinued operations                             19         164
--------------------------------------------------------------------------------
Total current assets                                         2,090       2,259


  Investments                                                  552         561
  Property, plant and equipment, net                         1,649       1,710
  Deferred income taxes                                        616         603
  Other assets                                                 600         578
  Intangible assets, net                                     1,100       1,108
--------------------------------------------------------------------------------
Total assets                                                 6,607       6,819
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current
   installments of long-term debt                              279         148
  Accounts payable and accrued liabilities:
   Trade payables - third party and affiliates                 599         590
   Other current liabilities                                   761         919
  Deferred income taxes                                         10          19
  Income taxes payable                                         301         266
  Liabilities of discontinued operations                        17          30
--------------------------------------------------------------------------------
Total current liabilities                                    1,967       1,972


  Long-term debt                                               308         489
  Deferred income taxes                                         96          99
  Benefit obligations                                        1,138       1,165
  Other liabilities                                            464         489
  Minority interests                                            18          18
--------------------------------------------------------------------------------
  Shareholders' equity:
   Common stock                                                150         150
   Additional paid-in capital                                2,715       2,714
   Retained earnings                                            97          30
   Accumulated other comprehensive loss                       (237)       (198)
   Treasury stock at cost                                     (109)       (109)
--------------------------------------------------------------------------------
  Shareholders' equity                                       2,616       2,587
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   6,607       6,819
--------------------------------------------------------------------------------

Page: 11 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

      The majority of Celanese's assets and liabilities are denominated in currencies other than the U.S. dollar, principally the euro. Balance sheet positions decreased due to foreign exchange translation, as the U.S. dollar strengthened against the euro by 3% in the first quarter of 2004.

      Net debt increased by 1% to $494 million as of March 31, 2004 from $489 million as of December 31, 2003. The increase primarily reflects lower levels of cash and cash equivalents, partly offset by net repayments of $43 million of debt.

      Other current liabilities decreased by $158 million to $761 million, primarily due to the payment of a $95 million obligation to a third party as well as payments of $47 million associated with the exercising of stock appreciation rights.

      Benefit obligations decreased by $27 million to $1,138 million in the first quarter of 2004 from $1,165 million at the end of 2003. This decrease is primarily due to by a first quarter contribution to the U.S. qualified pension plan of $33 million and benefit payments. Additional pension expenses partly offset this decrease.

      As of March 31, 2004, Celanese had approximately 100,000 stock appreciation rights outstanding. There were 3.0 million stock appreciation rights exercised during the first quarter of 2004. The stock appreciation rights exercised resulted in total payments of $52 million, of which $12 million was paid in the second quarter of 2004.

      There were 49,321,468 shares outstanding as of March 31, 2004, unchanged from December 31, 2003. As of March 31, 2004, Celanese had 1,143,100 stock options outstanding. Expense associated with stock options was approximately $1 million for the first quarter of 2004.

Page: 12 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Shareholders' Equity
                                                                                   Accumulated
                                                                                      Other
                                                                                     Compre-                 Total
                                                           Additional    Retained     hensive               Share-
                                                  Common    Paid-in-     Earnings     Income    Treasury    holders'
in $ millions                                      Stock     Capital     (Deficit)    (Loss)      Stock      Equity
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        150       2,665         (92)       (527)        (94)      2,102
Comprehensive income (loss), net of tax:
     Net earnings                                                            55                                  55
     Other comprehensive income (loss)
         Foreign currency translation                                                    57                      57
         Unrealized loss on derivative contracts                                         (1)                     (1)
                                                                                      -----                   -----
         Other comprehensive income                                                      56                      56
                                                                                                              -----
Comprehensive income                                                                                            111
Amortization of deferred compensation                             1                                               1
Purchase of treasury stock                                                                          (10)        (10)
-------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                           150       2,666         (37)       (471)       (104)      2,204

Comprehensive income (loss), net of tax:
     Net earnings                                                            92                                  92
     Other comprehensive income:
         Unrealized gain on securities                                                    4                       4
         Foreign currency translation                                                   250                     250
         Additional minimum pension liability                                            12                      12
         Unrealized gain on derivative contracts                                          7                       7
                                                                                      -----                   -----
         Other comprehensive income                                                     273                     273
                                                                                                              -----
Comprehensive income                                                                                            365
Dividends ($0.48 per share)                                                 (25)                                (25)
Amortization of deferred compensation                             4                                               4
Settlement of demerger liability                                 44                                              44
Purchase of treasury stock                                                                           (5)         (5)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        150       2,714          30        (198)       (109)      2,587

Comprehensive income (loss), net of tax:
     Net earnings                                                            67                                  67
     Other comprehensive income (loss):
         Unrealized gain on securities                                                    7                       7
         Foreign currency translation                                                   (46)                    (46)
                                                                                      -----                   -----
         Other comprehensive loss                                                       (39)                    (39)
                                                                                                              -----
Comprehensive income                                                                                             28
Amortization of deferred compensation                             1                                               1
-------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                           150       2,715          97        (237)       (109)      2,616
-------------------------------------------------------------------------------------------------------------------

Page: 13 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Cash Flows


in $ millions                                                Q1 2004     Q1 2003
--------------------------------------------------------------------------------
Operating activities of continuing operations:
  Net earnings                                                    67         55
  (Earnings) loss from discontinued operations, net              (23)         7
  Cumulative effect of changes in accounting principles            0          1
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Special charges, net of amounts used                            20        (28)
  Depreciation and amortization                                   72         70
  Change in equity of affiliates                                   3          5
  Deferred income taxes                                          (18)         4
  Gain on disposition of assets, net                               0         (3)
  (Gain) loss on foreign currency                                (26)        38
  Changes in operating assets and liabilities:
   Trade receivables, net - third party and affiliates           (89)       (65)
   Other receivables                                             (42)        10
   Inventories                                                     6        (12)
   Trade payables - third party and affiliates                    (6)        10
   Other liabilities                                            (118)       (50)
  Income taxes payable                                            38        (19)
  Other, net                                                       9         (1)
--------------------------------------------------------------------------------
Net cash (used in) provided by operating activities             (107)        22


Investing activities of continuing operations:
  Capital expenditures on property plant and equipment           (44)       (41)
  Proceeds on sales of assets                                      0          6
  Proceeds and payments of borrowings from
   disposal of discontinued operations                           139          0
  Proceeds from sale of marketable securities                     42         26
  Purchases of marketable securities                             (42)       (35)
  Distributions from affiliates                                    1          0
  Other, net                                                       0         (1)
--------------------------------------------------------------------------------
Net cash provided by (used in) investing activities               96        (45)

Page: 14 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Financing activities of continuing operations:
  Short-term borrowings, net                                     (16)       (14)
  Payments of long-term debt                                     (27)        (1)
  Purchase of treasury stock                                       0        (10)
--------------------------------------------------------------------------------
Net cash used in financing activities                            (43)       (25)


  Exchange rate effects on cash                                   (1)         2
--------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                        (55)       (46)
--------------------------------------------------------------------------------


Cash and cash equivalents at beginning of year                   148        124
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period                        93         78
--------------------------------------------------------------------------------


Net cash provided by (used in) discontinued operations:
  Operating activities                                          (139)         1
  Investing activities                                           139         (1)
--------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations             0          0
--------------------------------------------------------------------------------


      Cash flow used in operating activities increased by $129 million for the first quarter of 2004 compared to the same period in 2003. This increase primarily represents the payment of a $95 million obligation to a third party as well as payments of $47 million associated with the exercising of stock appreciation rights. These factors were partly offset by a decline in payments associated with bonus, restructuring and income taxes. The hedging of foreign currency net receivables, primarily intercompany, resulted in a $25 million loss, which partially offset gains from favorable currency effects of $29 million. Due to the timing of contract settlements, currency hedging contracts resulted in a $4 million cash inflow in 2004 compared to $73 million in 2003.


      Net cash provided by investing activities was $96 million for the first quarter of 2004 compared to cash used of $45 million for the same period in 2003. The increased cash inflow of $141 million primarily resulted from the receipt of $139 million associated with the sale of the acrylates business as well as greater net proceeds of $9 million from the sale of marketable securities. Partially offsetting these cash increases were $6 million in lower proceeds on sales of assets.

      Net cash used in financing activities was $43 million in the first quarter of 2004 compared to $25 million for the same period in 2003. The increase in cash used by financing activities in 2004 primarily reflects $28 million of higher net payments of debt, partly offset by the $10 million purchase of treasury stock in the first quarter of 2003.

Factors Affecting First-Quarter 2004 Segment Sales

in percent                       Volume     Price   Currency     Other     Total
--------------------------------------------------------------------------------
   Chemical Products                  5         2          5        -5         7
   Acetate Products                  21         0          0         0        21
   Technical Polymers Ticona         13        -5          8         0        16
   Performance Products               7       -15         15         0         7
--------------------------------------------------------------------------------
   Segment total                      8         0          5        -3        10
--------------------------------------------------------------------------------

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Date: May 13, 2004

Net Sales
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                          818            767              7
  Acetate Products                           172            142             21
  Technical Polymers Ticona                  227            196             16
  Performance Products                        44             41              7
----------------------------------------------------------------
Segment total                              1,261          1,146             10
  Other activities                            11             11              0
  Intersegment eliminations                  (29)           (20)            45
----------------------------------------------------------------
Total                                      1,243          1,137              9
--------------------------------------------------------------------------------


Operating Profit (Loss)
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           47             50             -6
  Acetate Products                             9              2           >100
  Technical Polymers Ticona                   31             21             48
  Performance Products                        11             12             -8
----------------------------------------------------------------
Segment total                                 98             85             15
  Other activities                           (63)           (14)          >100
----------------------------------------------------------------
Total                                         35             71            -51
--------------------------------------------------------------------------------


Special Charges in Operating Profit (Loss)
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           (1)            (1)             0
  Acetate Products                             0              0              0
  Technical Polymers Ticona                   (1)             0           n.m.
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                 (2)            (1)           100
  Other activities                           (26)             0           n.m.
----------------------------------------------------------------
Total                                        (28)            (1)          >100
--------------------------------------------------------------------------------


Depreciation and Amortization Expense
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           39             38              3
  Acetate Products                            13             13              0
  Technical Polymers Ticona                   16             15              7
  Performance Products                         2              2              0
----------------------------------------------------------------
Segment total                                 70             68              3
  Other activities                             2              2              0
----------------------------------------------------------------
Total                                         72             70              3
--------------------------------------------------------------------------------

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Date: May 13, 2004

Earnings (Loss) from Continuing Operations Before Tax and Minority Interests

                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           55             66            -17
  Acetate Products                             9              2           >100
  Technical Polymers Ticona                   46             29             59
  Performance Products                        11             12             -8
----------------------------------------------------------------
Segment total                                121            109             11
  Other activities                           (58)           (15)          >100
----------------------------------------------------------------
Total                                         63             94            -33
--------------------------------------------------------------------------------


Stock Appreciation Rights Income
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                            0              4           -100
  Acetate Products                             0              2           -100
  Technical Polymers Ticona                    0              5           -100
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                  0             11           -100
  Other activities                             0              7           -100
----------------------------------------------------------------
Total                                          0             18           -100
--------------------------------------------------------------------------------


Capital Expenditures
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           15             24            -38
  Acetate Products                             8              7             14
  Technical Polymers Ticona                   20              9           >100
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                 43             40              8
  Other activities                             1              1              0
----------------------------------------------------------------
Total                                         44             41              7
--------------------------------------------------------------------------------

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Date: May 13, 2004


Chemical Products
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    818            767              7
Operating profit                              47             50             -6
Operating margin                             5.7%           6.5%
Special charges                               (1)            (1)             0
Earnings from continuing operations
   before tax and minority interests          55             66            -17
Depreciation and amortization                 39             38              3
Capital expenditures                          15             24            -38
--------------------------------------------------------------------------------

      Chemical Products' net sales increased by 7% to $818 million in 2004 from the comparable period last year as increased volumes (+5%), favorable currency movements (+5%) and higher selling prices (+2%) were partially offset and the effects of the transfer of the European oxo business into a joint venture (-4%) as well as the sale of the acrylates business in 2004 (-1%).

      Volumes and pricing for most acetyl products, particularly vinyl acetate monomer, increased in most regions, due to a competitor outage and stronger overall demand.

      Operating profit decreased to $47 million in the first quarter from $50 million in the same period last year. Higher volumes and selling prices as well as favorable currency effects were partially offset by increased raw material costs. Operating profit also declined due to spending associated with productivity initiatives, increased energy costs, the transfer of the European oxo business, as well as the absence of income from stock appreciation rights.

      Operating profit as a percentage of sales decreased to 5.7% from 6.5% in the same period a year ago.

      Earnings from continuing operations before tax and minority interests declined to $55 million compared to $66 million in the first quarter in 2003 due to lower dividends from a Saudi Arabian investment, equity loss from the European oxo joint venture and decreased operating profit.

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Date: May 13, 2004


Acetate Products
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    172            142             21
Operating profit                               9              2           >100
Operating margin                             5.2%           1.4%
Special charges                                0              0              0
Earnings from continuing operations
  before tax and minority interests            9              2           >100
Depreciation and amortization                 13             13              0
Capital expenditures                           8              7             14
--------------------------------------------------------------------------------


      Acetate Products' net sales in the first quarter of 2004 increased by 21% to $172 million compared to the first quarter of 2003 primarily due to higher volumes (+21%). Average pricing remained unchanged.

      Volumes grew on higher sales of tow, particularly to China. This increase more than offset slightly lower filament volumes, primarily in Mexico.

      Operating profit and earnings from continuing operations before tax and minority interests rose to $9 million compared to $2 million in the same period last year on higher volumes of tow as well as productivity gains. These increases more than offset higher raw material costs.

      Operating profit as a percentage of sales increased to 5.2% compared to 1.4% in the same period last year.

Page: 19 of 22                                                    [LOGO]Celanese
Date: May 13, 2004


Technical Polymers Ticona
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    227            196             16
Operating profit                              31             21             48
Operating margin                            13.7%          10.7%
Special charges                               (1)             0           n.m.
Earnings from continuing operations
  before tax and minority interests           46             29             59
Depreciation and amortization                 16             15              7
Capital expenditures                          20              9           >100
--------------------------------------------------------------------------------


      Net sales for Ticona increased by 16% to $227 million compared to the first quarter of last year as higher volumes (+13%) and favorable currency movements (+8%) was partially offset by lower selling prices (-5%).

      Volumes increased in most business lines, particularly in polyacetal and Vectra(R) liquid crystal polymers. Polyacetal volumes grew in North America and Europe on sales to new end uses and higher sales to the North American automotive market. Volumes for Vectra rose due to new commercial applications in North America and Europe and stronger sales to the electrical/electronics industry. Pricing declined as lower priced products constituted a higher percentage of sales and competitive pressure continued from Asian imports of polyacetal into North America.

      Operating profit increased to $31 million versus $21 million in the same period last year due to higher volumes, lower average production costs for Vectra, reduced spending partly resulting from the closure of the Telford, UK production facility in 2003 and favorable currency movements. These increases were partially offset by lower pricing, energy costs as well as the absence of $5 million of income from stock appreciation rights.

      Operating profit as a percentage of sales increased to 13.7% compared to 10.7% in the comparable quarter last year.

      Earnings from continuing operations before tax and minority interests increased to $46 million compared to $29 million in the same period in 2003. This increase resulted from the higher operating profit and improved equity earnings from Polyplastics and Fortron Industries due to increased sales volumes.

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Date: May 13, 2004


Performance Products
                                                                          Chg.
in $ millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                     44             41              7
Operating profit                              11             12             -8
Operating margin                            25.0%          28.3%
Special charges                                0              0              0
Earnings from continuing operations
  before tax and minority interests           11             12             -8
Depreciation and amortization                  2              2              0
Capital expenditures                           0              0              0
--------------------------------------------------------------------------------


      Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 7% to $44 million primarily due to favorable currency effects (+15%) and increased volumes (+7%). These factors were largely offset by price decreases (-15%).

      Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers, an overall price decline in the high intensity sweetener market, and the anticipated expiration of the European and U.S. production patents in 2005.

      Increased Sunett volumes reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers continued due to worldwide overcapacity. We expect these conditions for both products to continue throughout 2004.

      Operating profit and earnings from continuing operations before tax and minority interests declined to $11 million compared to $12 million in the same period last year, primarily due to lower pricing. Higher Sunett volumes and currency movements partly offset this decline.

      Operating profit as a percentage of net sales decreased to 25.0% from 29.3% in the comparable period last year.

Page: 21 of 22                                                    [LOGO]Celanese
Date: May 13, 2004


      Other Activities

      Net sales for Other Activities remained flat at $11 million for the first quarter of 2004 compared to the same period last year.

      The operating loss of Other Activities increased to $63 million in the first quarter of 2004 compared to $14 million for the same period last year. This increase was primarily due to special charges of $26 million mainly related to advisory services associated with the tender offer by Blackstone. Also contributing to this decline were the absence of income from stock appreciation rights of $7 million.



      Outlook

      We are seeing signs of recovery in many of the markets we serve, as volumes in most of our business segments have continued to increase since the start of the year. We remain cautious, however, on the sustainability of this pick up in demand, given the lack of visibility concerning order patterns later in the year.

      We expect that raw material costs, especially those for natural gas, will remain at high levels in the second quarter. In this environment, we are renewing our efforts to increase prices, enhance productivity and reduce costs.

      Given these factors, we continue to expect that our operating profit in the first half of this year will be lower than the operating profit in the same period last year when substantial insurance recoveries were recorded. Absent the effect of these insurance recoveries, operating profit is likely to be comparable to that of a year ago.



      The Board of Management
      Kronberg/Ts.
      May 13, 2004

Page: 22 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

      Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the completion of the Blackstone tender offer, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.




Upcoming events

     The Annual General Meeting will be held on June 15, 2004 in Oberhausen, Germany.

     The Report on the second quarter 2004 will be published on August 10, 2004.


Investor Relations

   Andrea Stine
   Phone:  +1 908 522 7784     Fax: +1 908 522 7583
   A.Stine@Celanese.com

   Oliver Stratmann
   Phone:  +49 69 305 4139     Fax: +49 69 305 83195
   O.Stratmann@Celanese.com